ACAP STRATEGIC FUND
                               350 Madison Avenue
                                    9th Floor
                            New York, New York 10017


                                December 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505
Attention: Richard Pfordte, Esq.

          Re:  ACAP Strategic Fund
               Pre-Effective Amendment No. 2 to the Registration
               Statement on Form N-2
               File Nos.: 333-160653, 811-22312


Dear Mr. Pfordte:

          Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on or about December 31, 2009.

          Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Pre-Effective Amendment No. 2 to the Registration Statement has been declared effective pursuant to this acceleration request.

                                    ACAP STRATEGIC FUND


                                    By:  /s/ Gregory D. Jakubowsky
                                        ----------------------------------
                                         Name:  Gregory D. Jakubowsky
                                         Title: President and Principal
                                                Executive Officer

                                    SILVERBAY CAPITAL MANAGEMENT LLC

                                    By:  /s/ A. Tyson Arnedt
                                        ----------------------------------
                                         Name: A. Tyson Arnedt
                                         Title:   Managing Director